Exhibit 99.1

NABRIVA THERAPEUTICS AG Developing Novel Anti-Infectives January 2016

Safe Harbor This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this presentation, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation and conduct of clinical trials, availability and timing of data from clinical trials, whether results of early clinical trials or trials in different disease indications will be indicative of the results of ongoing or future trials, uncertainties associated with regulatory review of clinical trials and applications for marketing approvals, the availability or commercial potential of product candidates, the sufficiency of cash resources, whether research programs will result in product candidates that are advanced into future clinical trials, and need for additional financing and such other important factors as are set forth under the caption "Risk Factors" in our final prospectus dated September 17, 2015 for its U.S. initial public offering as filed with the United States Securities and Exchange Commission. In addition, the forward-looking statements included in this presentation represent our views as of the date of this release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this presentation. 2

Nabriva Corporate Strategy Become a Fully Integrated Company Focused on Novel Antibiotics for Serious Infections Complete Phase 3 trials and obtain regulatory approval of lefamulin for Community Acquired Bacterial Pneumonia (CABP) Maximize the commercial potential of lefamulin for CABP Pursue the development of lefamulin in additional indications Advance the research and development of other pleuromutilin product candidates and compounds in other classes Evaluate business development opportunities and potential collaborations 3 1 2 4 5 3

Nabriva Summary Developing novel antibiotics for serious infections Pleuromutilins – new class of antibiotics in development for systemic use in humans Novel mechanism of action with potent in vitro activity against multi-drug resistant (MDR) strains Proprietary platform and IP wholly owned by Nabriva with extensive in-house expertise Lead candidate lefamulin in Phase 3 trials for moderate-to-severe CABP IV / oral therapy trial enrolling, oral trial expected to begin in 1Q16 QIDP and Fast Track designation for IV SPA agreed with FDA for IV / oral trial Potential for additional indications Novel product pipeline BC-7013 – Topical formulation with activity against MRSA; Phase 1 completed Ongoing Research programs Experienced management team 4

Experienced Management Team Key Management Past Experience Colin Broom, MD Chief Executive Officer Ralf Schmid Chief Operating Officer Chief Financial Officer Elyse Seltzer, MD Chief Medical Officer Steve Gelone Chief Development Officer 5

Nabriva Expertise in Pleuromutilin Research and Development 6 1999 Sandoz Antibiotics Research Institute Vienna (ABRI) 2006 NABRIVA Spin-off from Sandoz Pleuromutilin SAR knowledge and small molecule assets transferred to Nabriva 2015 NABRIVA Strong IP coverage of pleuromutilin class Experienced in-house R&D team Pleuromutilins in development synthesized by Nabriva September 2015 IPO on NASDAQ

Developing Semi-Synthetic Pleuromutilins to Combat Bacterial Resistance Novel mechanism of action Inhibit protein synthesis by binding at the ribosomal peptidyl transferase center (PTC) Lack of cross-resistance observed with other antibiotic classes Potential for slower development of bacterial resistance compared to other classes Anti-bacterial spectrum against respiratory pathogens (Gram-positive, Gram-negative and atypical bacteria) Minimal effect on GI flora such as B. fragilis, E. coli and E. faecalis 7 Lefamulin A site tRNA P site tRNA PTC of the 23S rRNA of the large ribosomal subunit O H O O O R H Pleuromutilin R = OH 14

Nabriva’s Pleuromutilin Pipeline is Advancing Program Indications Discovery Pre-clinical Phase 1 Phase 2 Phase 3 Comments Lefamulin (IV/oral) CABP* IV/Oral Phase 3 initiated; Oral Phase 3 initiation planned 1Q16 ABSSSI Phase 2 complete Lefamulin (IV/oral) Pediatric Indications Preclinical work and formulation development ongoing Lefamulin (IV/oral) STIs, HABP/VABP, Osteomyelitis, Prosthetic Joint Infections Potential indications BC-7013 (Topical) uSSSI Phase 1 complete Research Programs TBD Clinical candidate(s) to be selected *We have not conducted any clinical trials of lefamulin specifically for patients with CABP. 8

Growing Need for New Antibiotics and Novel Mechanisms Supported by Government and Regulatory Agencies 9 Pleuromutilin antibiotics can potentially help address the major public health threat posed by bacterial resistance, which the World Health Organization characterized in 2010 as one of the three greatest threats to human health In recognition of the growing need for new antibiotics, there is improved regulatory guidance and proposed legislative changes, and opportunities for non-dilutive funding: New FDA CABP guidance issued 2014 Updated IDSA/ATS Pneumonia Treatment Guidelines expected in fall 2016 GAIN Act (Generating Antibiotic Incentives Now) became U.S. law in May 2012 ADAPT Act (Antibiotic Development to Advance Patient Treatment) introduced in the U.S. Congress DISARM Act (Developing an Innovative Strategy for Antimicrobial Resistant Microorganisms) included as part of the 21st Century Cures Act passed by House Non-dilutive funding sources such as BARDA (Biomedical Advanced Research and Development Authority)

Lefamulin First Pleuromutilin Antibiotic for Systemic Therapy in Humans

Lefamulin Targeted Positioning as Empiric Monotherapy for CABP Spectrum of activity covering key CABP pathogens, including resistant strains Gram-positive, Gram-negative, atypicals, including multi-drug resistant (MDR) strains Demonstration of substantial penetration into lung fluids and macrophages Confirmed in animal models and Phase 1 studies Convenience of IV and oral formulations allowing for option to switch Enabling step down therapy and efficient patient management 11 Source: Antibiotic Resistance Threats in US, 2013, CDC

Lefamulin Lead Molecule with Spectrum of Activity Well Suited for CABP Potent activity against key respiratory pathogens including S. aureus Lefamulin has been thoroughly investigated in vitro in vitro activity not affected by increasing antibiotic resistance observed in CABP pathogens: Cephalosporin/ fluoroquinolone/ macrolide/ penicillin resistance in S. pneumoniae Macrolide-resistant Mycoplasma spp. Low spontaneous mutation frequency in vitro and multiple mutations required for development of resistance * S. pneumoniae resistant to macrolides or to levofloxacin showed 100% susceptibility to lefamulin (SENTRY 2010 surveillance with S. pneumoniae isolates collected world-wide) 12 Organism n MIC90 [mg/L] Organism n MIC90 [mg/L] S. pneumoniae * 1473 0.25 L. pneumophila 30 0.5 M. catarrhalis 253 0.25 C. pneumoniae 50 0.04 H. influenzae 360 2 M. pneumoniae 50 0.006 S. aureus (including HA-MRSA, CA-MRSA and MSSA) 5527 0.12

Lefamulin Therapeutic Effect Observed in Phase 2 Study of ABSSSI Lefamulin 100 mg or 150 mg IV q12h vs. vancomycin in 207 patients with ABSSSI Lefamulin achieved clinical response rates comparable to vancomycin Lefamulin was well tolerated Most commonly reported adverse events included headache, nausea and infusion site pain or redness Treatment Group % response rate Lefamulin 100 mg Lefamulin 150 mg Vancomycin 1 g N = 70 N = 71 N = 66 ITT population at TOC 85.7 83.1 81.8 CE population at TOC 90.0 88.9 92.2 No increase in area of erythema plus absence of fever (%) 48-72h 85.7 83.1 80.3 20% reduction in area of erythema (%) at 48-72h 74.3 70.4 71.2 13

Lefamulin Pre-clinical Data Supports Advancing to Phase 3 for CABP Lefamulin was efficacious in murine lung and thigh infection models predictive of efficacy in ABSSSI and bacterial respiratory tract infections Greater efficacy against S. aureus and S. pneumoniae in murine lung infection models compared to thigh infection models The 24h AUC/MIC was identified as the PK/PD index most relevant for efficacy Time-dependent killing and modest in vitro and in vivo post antibiotic effects Substantial lung penetration and epithelial lining fluid concentrations in animal and human studies Overall PK/PD target attainment was >96% based on relevant PK/PD targets for both S. pneumoniae and S. aureus and robust worldwide surveillance data Results of PK/PD target attainment analyses support the lefamulin dosing regimen of 150 mg q12h IV and 600 mg q12h oral for CABP 14

Lefamulin Clinical Database Supports Advancing to Phase 3 for CABP Studied by IV and oral route in more than 400 patients and healthy patients Generally well tolerated by IV and oral routes Transient, Cmax related QTc effect comparable to, or less than, that of moxifloxacin Rapid oral absorption (600mg oral q12h similar AUC to 150mg IV q12h) Achieves substantial concentrations in a variety of target tissues High penetration into human lung epithelial lining fluid and macrophages Elimination half-life of 9 to 12 hours Primarily excreted unchanged through the non-renal route Low level of metabolism and low potential for drug-drug interactions Progression to Phase 3 CABP discussed with both FDA and EU regulatory authorities and follows current EMA and draft FDA guidance SPA agreed with FDA on first Phase 3 (IV to oral) CABP study 15

Clinical Development Plan for Differentiation in CABP Phase 3 CABP registration program initiated in the fall of 2015 Lefamulin Evaluation of Adults with Pneumonia (LEAP 1) trial (IV to oral) in patients with moderate-to-severe CABP (PORT III, IV and V) Second study (LEAP 2- oral lefamulin) in moderate CABP (PORT II, III and IV) expected to initiate in 1Q16 Site selection planned to enrich for MDR pathogens, including MRSA 16 2015 2016 2017 2018 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 LEAP 1: CABP IV to Oral CP3, global, 740 pat. LEAP 2: CABP Oral CP3, global Interim analysis Hepatic / Renal Impairment Additional Phase 1 studies Non-Clinical Activities NDA/MAA Preparation & Submission Blue= clinical programs

LEAP 1 (IV to Oral) Trial Design Double-blind, randomized, active comparator trial Approximately 740 adult patients with Pneumonia Outcomes Research Team (PORT) Risk Class >III (moderate to severe) Approximately 100 international centers 1:1 randomization: lefamulin vs. comparator (moxifloxacin ± linezolid) Stratification according to: PORT Risk Class (Risk Class III vs. IV and V) A minimum of 25% of patients will have a PORT risk class of IV or V Geographic region (US vs. ex-US) Prior short-acting antibiotic therapy for CABP vs. none No more than 25% of randomized patients will have prior short-acting antibiotics 17

LEAP 1: Powering and Primary Objectives LEAP 1 has 90% power to establish the non-inferiority (NI) of lefamulin to moxifloxacin for both FDA and EMA endpoints using a NI margin of 10% FDA Endpoint: NI of lefamulin vs. comparator with respect to Early Clinical Response 96 ± 24 hours after first dose of study drug Intent to Treat (ITT) Population EMA endpoint: NI of lefamulin vs. comparator with respect to the Investigator’s Assessment of Clinical Response at Test of Cure (TOC) 5-10 days after the last dose of study drug Modified-ITT (mITT) and Clinically Evaluable Populations 18

LEAP 1: Treatment Scenarios All patients: IV therapy for a minimum of three days before switching to oral therapy Majority of patients will receive 5 days of lefamulin vs. 7 days moxifloxacin Patients receive 10 days if: S. pneumoniae with bacteremia L. pneumophila MRSA suspected at baseline Both moxifloxacin and linezolid started at baseline (vs. lefamulin + placebo) If MRSA identified: moxifloxacin discontinued, linezolid continued 19

Current CABP Landscape

Present and Emerging Issues in the Treatment of CABP WHOa 2002 estimates: 450 million pneumonia cases reported annually worldwide, resulting in an estimated 4.0 million deaths Approximately 5.6 million cases of pneumonia per year in the US between 1988 and 1994 2014: >1 million in-patient hospitalizations in USb 2013: 2nd highest primary cause for admissions via ER and 3rd highest cause of unplanned readmissionc 4Q15: Medicare unplanned readmissions- 16.9%d 2013: >50,000 deaths in USb 4Q15: Medicare in-patient mortality rate- 11.9%d Resistance to antimicrobials has become a complicating issue for selection of appropriate empiric therapy Increasing resistance in the most common respiratory pathogen, S. pneumoniae Emerging resistance in M. pneumonia 21 Sources: World Health Organizationa, Centers for Disease Controlb, Healthcare Costs and Utilization Projectc, Center for Medicaid & Medicare Services (not including Medicare Advantage plan data)d

Lefamulin Competitive Profile in CABP Compared with Approved Classes Lefamulin Fluoroquinolones Macrolides Cephalosporins PCN/ BLI Tetracyclines Oxazolidinones First-in class IV to oral switch Activity vs. MRSA Activity vs. atypicals Activity vs. H. influenzae Empiric monotherapy Resistance development potential 22 Note: Nabriva management perspectives on product profiles (based on publicly available information).

IP, Financing History and Milestones

Nabriva Has a Strong and Broad Patent Portfolio 24 Nabriva currently has 19 worldwide pleuromutilin patent families active on file Most of the global pleuromutilin IP landscape is covered (including US, Europe, Japan) Lefamulin IP protected at least until 2028 by several layers Composition of matter granted in US, EP and Japan until 2028 Process patents ensure protection until 2031 Patent extension by up to 5 years in major jurisdictions BC-7013 IP protection until 2027 Composition of matter granted inter alia in US, EP and Japan

Initial Public Offering of American Depositary Shares (ADSs) Completed in the U.S. in September 2015 10,350,000 ADSs in September 2015 at an offering price of $10.25 per ADS Each ADS represents one tenth (1/10) of a common share Immediately prior to the offering, 1,081,121 common shares outstanding and 2,098,972 common shares outstanding on September 30, 2015 Upon the closing of the IPO, the holders of certain preferential rights (preferred dividend rights) received 17,149 common shares in 4Q15 and increased share count to 2,116,121 common shares outstanding Received gross proceeds of approximately $106.1 million (€94.5 million) and net proceeds of approximately $92.2 million (€82.1 million), after deducting underwriting discounts and estimated offering expenses Net proceeds from our IPO, together with cash resources, will be sufficient to fund our operations at least through the receipt of top-line clinical data from these Phase 3 CABP studies, which we anticipate in late 2017 Lock-up from IPO ends March 15, 2016 25

2015 Financial Highlights Raised cash proceeds of $45.6 million (€42.1 million) from our April 2015 financing Cash and cash equivalents of $125.5 million (€112.0 million) at September 30, 2015 compared to $2.2 million (€1.8 million) at December 31, 2014 Net loss for the nine months ended September 31, 2015 was $23.9 million (€21.5 million) compared to a loss of $10.5 million (€8.0 million) for the nine months ended September 31, 2014 26

Anticipated Key Milestones 1Q 2016: Initiate second Phase 3 trial (LEAP 2) for CABP 4Q 2016: Interim analysis for LEAP 1 2H 2017: Top-line data from both Phase 3 trials for CABP 2018: Regulatory filings in US and EU (priority review request to FDA) for CABP 27

Nabriva Summary Developing novel antibiotics for serious infections Pleuromutilins – new class of antibiotics in development for systemic use in humans Novel mechanism of action with potent in vitro activity against multi-drug resistant (MDR) strains Proprietary platform and IP wholly owned by Nabriva with extensive in-house expertise Lead candidate lefamulin in Phase 3 trials for moderate-to-severe CABP IV / oral therapy trial enrolling, oral trial expected to begin in 1Q16 QIDP and Fast Track designation for IV SPA agreed with FDA for IV / oral trial Potential for additional indications Novel product pipeline BC-7013 – Topical formulation with activity against MRSA; Phase 1 completed Ongoing Research programs Experienced management team 28